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                                                    hours per response....14.90
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                 NET2PHONE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64108N10
         -------------------------------------------------------------
                                 (CUSIP Number)


    JOYCE J. MASON, ESQ.                          MARILYN J. WASSER, ESQ.
GENERAL COUNSEL AND SECRETARY                 VICE PRESIDENT - LAW AND SECRETARY
       IDT CORPORATION                                    AT&T CORP.
      520 BROAD STREET                              295 NORTH MAPLE AVENUE
  NEWARK, NEW JERSEY 07102                     BASKING RIDGE, NEW JERSEY 07920
       (973) 438-1000                                   (908) 221-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                OCTOBER 19, 2001
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 2 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                       NET2PHONE HOLDINGS, L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     52-2348660
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       OO

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                            28,896,750
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                                 N/A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              OO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 3 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                          IDT DOMESTIC-UNION, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              00

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 4 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                             IDT INVESTMENTS INC.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     88-0469107
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                            28,896,750
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                                 N/A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 5 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                        IDT NEVADA HOLDINGS, INC.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     06-1613439
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 6 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                       IDT DOMESTIC TELECOM, INC.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     52-2310760
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 7 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                IDT TELECOM, INC.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     22-3696918
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 8 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                  IDT CORPORATION
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     22-3415036
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 9 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                  HOWARD S. JONAS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 10 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                    ITELTECH, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     22-3747756
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                        N/A
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              00

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 11 of 22 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                       AT&T CORP.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     13-4924710
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               New York

________________________________________________________________________________
               7    SOLE VOTING POWER                                        N/A
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  79.34%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The Class A Stock beneficially owned by the Reporting Person represents approximately 60.59% of the aggregate voting power of the Issuer. The calculations are based on a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

         The undersigned hereby file this Amendment No. 1 (this "Amendment") to the Schedule 13D filed by IDT Investments Inc., IDT Corporation and Howard S. Jonas with the Securities and Exchange Commission (the "SEC") on August 21, 2000 (the "IDT Schedule 13D") and the Schedule 13D filed by ITelTech, LLC and AT&T Corp. with the SEC on August 22, 2000 (the "AT&T Schedule 13D"), each relating to the Common Stock, par value $0.01 per share, of Net2Phone, Inc. This Amendment amends and restates each of the IDT Schedule 13D and AT&T Schedule 13D in its entirety.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Net2Phone, Inc., a Delaware corporation ("Net2Phone"). The principal executive offices of Net2Phone are located at 520 Broad Street, Newark, New Jersey 07102.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(b) Net2Phone Holdings, L.L.C. is a Delaware limited liability company ("Net2Phone Holdings"). Net2Phone Holdings is a holding company, which will actively manage the Class A Common Stock, par value $0.01 per share ("Class A Stock"), of Net2Phone contributed to it by its members. The members of Net2Phone Holdings consist of IDT Domestic-Union, LLC ("IDT D-U"), ITelTech, LLC ("ITelTech"), LMC Animal Planet, Inc. ("LMC") and IDT Investments Inc. ("IDT Investments"). The address of its principal office and principal place of business is 400 North Stephanie Street, Eastgate Plaza, Suite 235, Henderson, Nevada 89014.

         IDT D-U is a Delaware limited liability company. IDT D-U is a holding company, which holds membership interests of Net2Phone Holdings, L.L.C. and Union Telecard Alliance, LLC. The members of IDT D-U consist of IDT Investments and IDT Domestic Telecom, Inc. ("IDT D-T"). The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         IDT Investments is a Nevada corporation. IDT Investments is a holding company, which holds IDT Corporation's ("IDT") equity investments in telecommunications and Internet-related companies. IDT Investments is a majority owned subsidiary of IDT Nevada Holdings, Inc. ("IDT Nevada"). The address of its principal office and principal place of business is 400 North Stephanie Street, Eastgate Plaza, Suite 235, Henderson, Nevada 89014.

         IDT Nevada is a Nevada corporation. IDT Nevada is a holding company, which is wholly-owned by IDT. The address of its principal office and principal place of business is 400 North Stephanie Street, Eastgate Plaza, Suite 235, Henderson, Nevada 89014.

         IDT D-T is a Delaware corporation. IDT D-T is a facilities-based, domestic carrier that provides a broad range of telecommunications services to wholesale and retail customers. IDT D-T is wholly-owned by IDT Telecom, Inc. ("IDT Telecom"). IDT D-T is the managing member of IDT D-U. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         IDT Telecom is a Delaware corporation. IDT Telecom is a facilities-based, multinational carrier that provides a broad range of telecommunications services to wholesale and retail customers. IDT Telecom is majority-owned by IDT. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         IDT is a Delaware corporation. IDT is a holding company, which owns a majority of the shares of IDT Telecom and IDT Investments (through IDT Nevada), and all of the shares of IDT Ventures, Inc., which develops innovative telecom and Internet-related businesses. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         Howard S. Jonas is the Chairman of the Board of Directors and Treasurer of IDT, Chairman of IDT Telecom, director of IDT D-T, and the interim Chief Executive Officer and director of Net2Phone and owns approximately 52.99% of the voting power of IDT. The address of his principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         ITelTech is a Delaware limited liability company, which is wholly-owned by AT&T Corp. ("AT&T"). The address of its principal office and principal place of business is 32 Avenue of the Americas, New York, New York 10013-2412.

         AT&T, a New York corporation, is among the world's communications leaders, providing voice, data, video and broadband telecommunications services to large and small businesses, consumers and government agencies. AT&T provides domestic and international long distance, regional and local communications services, cable television and Internet communication services. AT&T also provides billing, directory and calling-card services to support our communications businesses. The address of its principal office and principal place of business is 32 Avenue of the Americas, New York, New York 10013-2412.

         (c) The name, business address, and principal occupation of each executive officer, director and manager of Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT, ITelTech and AT&T is set forth in Exhibits 1, 2, 3, 4, 5, 6, 7, 8 and 9 hereto and is incorporated herein by reference.

         (d) During the last five years, none of the Reporting Persons, nor to the best of Net2Phone Holdings' knowledge, any of Net2Phone Holdings' managers, nor to the best of IDT D-U's knowledge, any of IDT D-U's managers, nor to the best of IDT Investments' knowledge, any of IDT Investments' directors or executive officers, nor to the best of IDT Nevada's knowledge, any of IDT Nevada's directors or executive officers, nor to the best of IDT D-T's knowledge, any of IDT D-T's directors or executive officers, nor to the best of IDT Telecom's knowledge, any of IDT Telecom's directors or executive officers, nor to the best of IDT's knowledge, any of IDT's directors or executive officers, nor to the best of ITelTech's knowledge, any of ITelTech's directors or executive officers, nor to the best of AT&T's knowledge, any of AT&T's directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor to the best of Net2Phone Holdings' knowledge, any of Net2Phone Holdings' managers, nor to the best of IDT D-U's knowledge, any of IDT D-U's managers, nor to the best of IDT Investments' knowledge, any of IDT Investments' directors or executive officers, nor to the best of IDT Nevada's knowledge, any of IDT Nevada's directors or executive officers, nor to the best of IDT D-T's knowledge, any of IDT D-T's directors or executive officers, nor to the best of IDT Telecom's knowledge, any of IDT Telecom's directors or executive officers, nor to the best of IDT's knowledge, any of IDT's directors or executive officers, nor to the best of ITelTech's knowledge, any of ITelTech's directors or executive officers, nor to the best of AT&T's knowledge, any of AT&T's directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         (f) To the best of Net2Phone Holdings' knowledge, each of the managers of Net2Phone Holdings named in Exhibit 1 is a United States citizen.

         IDT D-U's managing member, IDT D-T, is a Delaware corporation.

         To the best of IDT Investments' knowledge, each of the executive officers and directors of IDT Investments named in Exhibit 3 is a United States citizen, except as indicated in Exhibit 3.

         To the best of IDT Nevada's knowledge, each of the executive officers and directors of IDT Nevada named in Exhibit 4 is a United States citizen, except as indicated in Exhibit 4.

          To the best of IDT D-T's knowledge, each of the executive officers and directors of IDT D-T named in Exhibit 5 is a United States citizen.

         To the best of IDT Telecom's knowledge, each of the executive officers and directors of IDT Telecom named in Exhibit 6 is a United States citizen.

         To the best of IDT's knowledge, each of the executive officers and directors of IDT named in Exhibit 7 is a United States citizen, except as indicated in Exhibit 7.

         Howard S. Jonas is a United States citizen.

         To the best of ITelTech's knowledge, each of the executive officers and directors named in Exhibit 8 is a United States citizen.

         To the best of AT&T's knowledge, each of the executive officers and directors of AT&T named in Exhibit 9 is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth in Item 4 of this Amendment is hereby incorporated by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of IDT D-U and ITelTech contributed its interest in Net2Phone to Net2Phone Holdings to consolidate their interest under one management for the purpose of increasing the value of the Class A Stock.

         STOCK PURCHASE AGREEMENT AND SUBSCRIPTION AGREEMENT. On August 11, 2000, AT&T, through ITelTech, purchased (i) from Net2Phone four million newly issued shares of Class A Stock at a price of $75 per share and (ii) from IDT Investments 14.9 million shares of Class A Stock at a price of $75 per share. Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated August 11, 2000, by and among AT&T, IDT and IDT Investments and the Subscription Agreement (the "Subscription Agreement"), dated August 11, 2000, by and between AT&T and Net2Phone, (i) Howard S. Jonas resigned from Net2Phone's board of Directors and was appointed as an observer to Net2Phone's board of directors and
(ii) two designees of AT&T, John Petrillo and Richard Roscitt, were elected to serve on Net2Phone's board of directors. AT&T had the right to designate one more member to serve on Net2Phone's board of directors. The Stock Purchase Agreement also provided ITelTech with additional rights with respect to the shares of Class A Stock then held by IDT Investments, all of which have been waived by ITelTech on October 19, 2001 in connection with the contributions of Class A Stock to Net2Phone Holdings (as described below).

         VOTING AGREEMENT. On August 11, 2000, in connection with the sale of shares of Class A Stock to ITelTech, IDT Investments and ITelTech entered into a Voting Agreement (the "Voting Agreement") pursuant to which IDT Investments and ITelTech agreed that until August 1, 2003 or such earlier time as IDT Investments ceases to own two million or more shares of Class A Stock or Common Stock, they will vote or cause to be voted all of their shares in favor of nominees to the board of directors of Net2Phone who are mutually acceptable to IDT Investments and ITelTech. The parties further agreed to vote or cause to be voted all of their shares consistent with the result of having two designees from IDT Investments reasonably acceptable to ITelTech on the board of directors of Net2Phone and three designees from ITelTech reasonably acceptable to IDT Investments on the board of directors of Net2Phone. In the event that they are unable to agree on acceptable nominees, they agreed to abstain from voting on such nominees as to which they are unable to agree. The parties also agreed to use their reasonable best efforts to assure that at least five members of the board of directors of Net2Phone will be members not employed by, providing material services for compensation to or otherwise affiliated with IDT, IDT Investments, ITelTech or AT&T or any of their respective affiliates. This obligation terminates at such time as IDT Investments or ITelTech, as the case may be, becomes the beneficial owner of more than 85% or less than 15% of the voting power of Net2Phone. On October 19, 2001, in connection with the contributions of Class A Stock to Net2Phone Holdings (as described below), each of IDT Investments and ITelTech assigned all of its rights, obligations and interests under the Voting Agreement to Net2Phone Holdings.

         LIMITED LIABILITY COMPANY AGREEMENT. Pursuant to the Limited Liability Company Agreement, dated as of October 19, 2001 (the "LLC Agreement"), of Net2Phone Holdings, entered into by IDT D-U, IDT D-U contributed to Net2Phone Holdings 9,996,750 shares of Class A Stock in exchange for 87 Class A-1 and 13 Class B membership interests of Net2Phone Holdings and was admitted as the initial member of Net2Phone Holdings.

         AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT. Pursuant to the Amended and Restated Limited Liability Company Agreement, dated as of October 19, 2001 (the "Amended and Restated LLC Agreement"), of Net2Phone Holdings, by and among AT&T, ITelTech, IDT and IDT D-U, ITelTech contributed to Net2Phone Holdings 18,900,000 shares of Class A Stock in exchange for 62 Class A and 127 Class B membership interests of Net2Phone Holdings and was admitted as a new member of Net2Phone Holdings.

         SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT. Pursuant to the Second Amended and Restated Limited Liability Company Agreement, dated as of October 19, 2001 (the "Second Amended and Restated LLC Agreement"), of Net2Phone Holdings, by and among AT&T, ITelTech, IDT, IDT D-U, IDT Investments, Liberty Media Corporation ("Liberty Media") and LMC, IDT Investments and LMC were admitted as new members of Net2Phone Holdings. Simultaneously with the execution and delivery of the Second Amended and Restated LLC Agreement, ITelTech transferred (i) to IDT Investments 30 Class B membership interests of Net2Phone Holdings in exchange for $13,531,363 and 3,419 newly issued shares of Class C preferred stock of IDT Investments, and (ii) to LMC 33 Class A and 97 Class B membership interests of Net2Phone Holdings in exchange for $64,700,000, 69 newly issued shares of LMC's common stock, par value $0.01 per share, and 650 newly issued shares of LMC's Series A Voting Preferred Stock, par value $0.01 per share.

         The Second Amended and Restated LLC Agreement provides the following rights and obligations with respect to the Class A Stock owned by Net2Phone
Holdings:

         Limitation on Transfer. Net2Phone Holdings is not permitted to sell, transfer (other than a transfer to a wholly-owned subsidiary of Net2Phone Holdings), pledge or hypothecate any of its Class A Stock without the consent of all its members.

         Voting. The board of managers of Net2Phone Holdings shall make all decisions relating to the casting of votes in respect of the Class A Stock on all matters submitted to a vote of, or seeking the written consent of, the stockholders of Net2Phone, including the election and removal of directors to the board of directors of Net2Phone. The holders of a majority of the Class A-1 membership interests of Net2Phone Holdings have the right to appoint all five managers of Net2Phone Holdings' board of managers. However, for so long as LMC owns a majority of the membership interests owned by it on October 19, 2001, the Class A-1 member or members agree to cause one nominee selected by LMC to be appointed as a manager of Net2Phone Holdings.

         Net2Phone Board of Directors. Each of ITelTech and IDT Investments agreed to (i) assign its rights under the Voting Agreement to Net2Phone Holdings and (ii) use its reasonable best efforts to fully cooperate with each other and with Net2Phone in removing and replacing the directors of Net2Phone currently designated by ITelTech and in ensuring that the directors of Net2Phone designated by IDT Investments are elected to Net2Phone's board of directors.

         Distribution upon Liquidation. Upon dissolution of Net2Phone Holdings and following payment to all creditors, any member of Net2Phone Holdings may elect to receive distributions in kind of Class A Stock held directly or indirectly by Net2Phone to be distributed prior to any sale of shares of Class A Stock or any other assets of Net2Phone. The number of shares of Class A Stock to be distributed will be determined after the shares are marked-to-market based on the average (rounded to the nearest 1/10,000) of the closing prices of the Class A Stock during regular trading hours on the principal market on which shares of Class A Stock are then listed or quoted (whether the NASDAQ National Market, The New York Stock Exchange or another national securities exchange or association) for the twenty (20) trading days up to and including such date.

         Redemption With Class A Stock. On or after January 1, 2004, the Class A-1 members and the Class B members of Net2Phone Holdings may cause Net2Phone Holdings to redeem the Class A membership interests held by ITelTech with Class A Stock at the fair market value of the Class A membership interests as determined in accordance with such agreement. The number of shares of Class A Stock to be delivered will be determined after the shares are marked-to-market based on the average (rounded to the nearest 1/10,000) of the closing prices of the Class A Stock during regular trading hours on the principal market on which shares of Class A Stock are then listed or quoted (whether the NASDAQ National Market, The New York Stock Exchange or another national securities exchange or association) for the twenty (20) trading days up to and including such date.

         Acquisition of Class A Membership Interests. On or after January 1, 2004, the Class A-1 members and the Class B members of Net2Phone Holdings may acquire the Class A membership interests held by ITelTech at the fair market value of the Class A membership interests, as fully described in the Second Amended and Restated LLC Agreement.

         Put Rights and Call Rights. The members of Net2Phone Holdings have certain put rights and call rights with respect to the membership interests and control of Net2Phone Holdings, as fully described in the Second Amended and Restated LLC Agreement.

         STOCKHOLDERS AGREEMENT. Pursuant to a stockholders agreement, dated May 13, 1999 (the "Stockholders Agreement"), IDT agreed to vote all of its shares of capital stock in Net2Phone in favor of the election of, and take all other actions necessary to cause the election of, a director nominated by SOFTBANK Technology Ventures IV, L.P. and a director nominated by GE Capital Equity Investments, Inc., in each case for as long as either entity holds a majority of the shares of Series A convertible preferred stock of Net2Phone originally purchased by them or the Class A Stock into which they were converted in August 1999.

         The descriptions of the Subscription Agreement, the Stock Purchase Agreement, the Voting Agreement, the LLC Agreement, the Amended and Restated LLC Agreement, the Second Amended and Restated LLC Agreement and the Stockholders Agreement throughout this Amendment are qualified by reference to such Subscription Agreement, Stock Purchase Agreement, Voting Agreement, LLC Agreement, Amended and Restated LLC Agreement, Second Amended and Restated LLC Agreement and Stockholders Agreement, copies of which are filed as Exhibits 10, 11, 12, 13, 14, 15 and 16 hereto and are incorporated herein by reference.

         On October 23, 2001, Howard S. Jonas, Stephen R. Brown, Joyce J. Mason and Jesse P. King were elected as directors of Net2Phone to fill in vacancies resulting from (i) the resignations of David Negal, John C. Petrillo and Howard
S. Balter from the board of directors and (ii) an increase in the size of the board of directors of Net2Phone from twelve (12) to thirteen (13). Howard S. Jonas is the Chairman of the Board of Directors and Treasurer of IDT, Chairman of IDT Telecom, director of IDT D-T and the owner of approximately 52.99% of the voting power of IDT. Stephen R. Brown is the Chief Financial Officer and director of IDT. Joyce J. Mason is the General Counsel, Senior Vice President, Secretary and Director of IDT and Assistant Secretary of IDT Telecom. Ms. Mason is also Mr. Jonas' sister. John C. Petrillo is the Executive Vice President - Corporate Strategy and Business Development of AT&T.

         Each of the Reporting Persons intends to continuously review their investment in Net2Phone, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Net2Phone, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Net2Phone owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) -
(j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Net2Phone's business and prospects, other developments concerning Net2Phone and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Net2Phone.

         Other than the transactions and events described above, the Reporting Persons have no plans or proposals with respect to Net2Phone or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Net2Phone Holdings directly beneficially owns 28,896,750 shares of Class A Stock, representing (i) approximately 79.34% of the outstanding shares of Class A Stock, (ii) approximately 49.01% of the combined outstanding shares of Common Stock and Class A Stock of Net2Phone, and (iii) approximately 60.59% of the combined voting power of all outstanding shares of Common Stock and Class A Stock of Net2Phone. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. The calculations included herein are based on Net2Phone having a total of 58,963,113 shares outstanding, consisting of 22,541,613 shares of Common Stock and 36,421,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-Q for the three months ended April 30, 2001.

         IDT D-U does not directly beneficially own any shares of Net2Phone. IDT D-U is a member of Net2Phone Holdings and owns 87 Class A-1 and 13 Class B membership interests of Net2Phone Holdings, representing approximately 34.60% of the membership interests of Net2Phone Holdings. IDT D-U may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings.

         IDT Investments does not directly beneficially own any shares of Net2Phone. IDT Investments is a member of Net2Phone Holdings and owns 30 Class B membership interests of Net2Phone Holdings, representing approximately 10.38% of the membership interests of Net2Phone Holdings. IDT Investments is also a member of IDT D-U, owning approximately 1% of the ownership interests and approximately 40% of the voting power of IDT D-U. IDT Investments may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings and IDT D-U.

         IDT Nevada does not directly beneficially own any shares of Net2Phone. IDT Nevada owns (i) approximately 57.2% of the outstanding shares of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments and (ii) approximately 64.7% of the voting power of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments. IDT Nevada may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings, IDT D-U and IDT Investments.

         IDT D-T does not directly beneficially own any shares of Net2Phone. IDT D-T is the managing member of IDT D-U, owning approximately 99% of the ownership interests and approximately 60% of the voting power of IDT D-U. IDT D-T also owns (i) approximately 9.3% of the outstanding shares of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments and (ii) approximately 10.5% of the voting power of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments. IDT D-T may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings and IDT D-U.

         IDT Telecom does not directly beneficially own any shares of Net2Phone. IDT D-T is a wholly-owned subsidiary of IDT Telecom. IDT Telecom may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings, IDT D-U and IDT D-T.

         IDT does not directly beneficially own any shares of Net2Phone. IDT Telecom is a majority-owned subsidiary of IDT. IDT owns all of the outstanding shares of common stock of IDT Telecom. IDT may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T and IDT Telecom.

         Howard S. Jonas does not directly beneficially own any shares of Net2Phone. As of October 22, 2001, Mr. Jonas beneficially owned 9,816,988 shares of Class A Common Stock, par value $0.01 per share, of IDT and 9,616,988 shares of Class B Common Stock, par value $0.01 per share, of IDT, representing approximately 24.20% of the outstanding shares of IDT and approximately 52.99% of the combined voting power of IDT. Mr. Jonas may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom and IDT.

         ITelTech does not directly beneficially own any shares of Net2Phone. ITelTech may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings.

         AT&T does not directly beneficially own any shares of Net2Phone. ITelTech is a wholly-owned subsidiary of AT&T. AT&T may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by Net2Phone Holdings and ITelTech.

         The filing of this Amendment shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Net2Phone owned by other parties.

          Each of Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT and Howard S. Jonas disclaims membership in a group with ITelTech and AT&T of the 28,896,750 shares of Class A Stock owned by Net2Phone Holdings. Each of ITelTech and AT&T disclaims membership in a group with Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT and Howard S. Jonas of the 28,896,750 shares of Class A Stock owned by Net2Phone Holdings.

         (b) By virtue of his ownership of shares of IDT, representing approximately 52.99% of the combined voting power of IDT, Mr. Jonas (i) has the power to control the election of directors to IDT's board of directors, which may be deemed as the power to direct the vote of the 28,896,750 shares of Class A Stock owned by Net2Phone Holdings and (ii) may be deemed to share with ITelTech and LMC the power to dispose of the 28,896,750 shares of Class A Stock owned by Net2Phone Holdings.

         By virtue of its ownership of all the outstanding shares of ITelTech, AT&T may be deemed to share with IDT Investments, IDT D-U and LMC the power to dispose of the 28,896,750 shares of Class A Stock owned by Net2Phone Holdings.

         (c) Except as described below and as previously described in Item 4 above, no transactions in the shares of Common Stock or Class A Stock have been effected by the Reporting Persons or, to the best of Net2Phone Holdings' knowledge, by any of the executive officers and directors of Net2Phone Holdings named in Exhibit 1, to the best of IDT D-U's knowledge, by any of the executive officers and directors of IDT D-U named in Exhibit 2, to the best of IDT Investments' knowledge, by any of the executive officers and directors of IDT Investments named in Exhibit 3, to the best of IDT Nevada's knowledge, by any of the executive officers and directors of IDT Nevada named in Exhibit 4, to the best of IDT D-T's knowledge, by any of the executive officers and directors of IDT D-T named in Exhibit 5, to the best of IDT Telecom's knowledge, by any of the executive officers and directors of IDT Telecom named in Exhibit 6, to the best of IDT's knowledge, by any of the executive officers and directors of IDT named in Exhibit 7, to the best of ITelTech's knowledge, by any of the directors or executive officers of ITelTech named in Exhibit 8, or to the best of AT&T's knowledge, by any of the executive officers and directors of AT&T named in
Exhibit 9, during the past 60 days.

         On October 16, 2001, IDT Investments contributed to IDT D-U, 9,996,750 shares of Class A Stock in exchange for an increase in IDT Investments' capital account and unreturned capital in IDT D-U of $55,280,000, reflecting a new capital account balance of $105,280,000.

         (d) None.

         (e) Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in this Item and in Item 4 above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of Net2Phone.

         As described in Item 4, (i) Net2Phone and AT&T entered into the Subscription Agreement, (ii) AT&T, IDT and IDT Investments entered into the Stock Purchase Agreement, (iii) ITelTech and IDT Investments entered into the Voting Agreement, (iv) IDT D-U entered into the LLC Agreement, (v) AT&T, ITelTech, IDT and IDT D-U entered into the Amended and Restated LLC Agreement,
(vi) AT&T, ITelTech, IDT, IDT D-U, IDT Investments, Liberty Media and LMC entered into the Second Amended and Restated LLC Agreement and (vii) IDT and Net2Phone entered into the Stockholders Agreement with certain investors, each with respect to the Class A Stock currently owned by the Reporting Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Name, business address and principal occupation of each manager of Net2Phone Holdings

Exhibit 2 Name, business address and principal occupation of each manager of IDT D-U

Exhibit 3 Name, business address and principal occupation of each executive officer and director of IDT Investments

Exhibit 4 Name, business address and principal occupation of each executive officer and director of IDT Nevada

Exhibit 5 Name, business address and principal occupation of each executive officer and director of IDT D-T

Exhibit 6 Name, business address and principal occupation of each executive officer and director of IDT Telecom

Exhibit 7 Name, business address and principal occupation of each executive officer and director of IDT

Exhibit 8 Name, business address and principal occupation of each manager of ITelTech

Exhibit 9 Name, business address and principal occupation of each executive officer and director of AT&T

Exhibit 10 Subscription Agreement, dated as of August 11, 2000, by and between Net2Phone and AT&T (incorporated by reference to Schedule 13D of IDT Investments, IDT and Howard S. Jonas filed August 21,
               2000)

Exhibit 11 Stock Purchase Agreement, dated as of August 11, 2000, by and between AT&T, IDT and IDT Investments (incorporated by reference to Schedule 13D of IDT Investments, IDT and Howard S. Jonas filed August 21, 2000)

Exhibit 12 Voting Agreement, dated as of August 11, 2000, by and between ITelTech and IDT Investments (incorporated by reference to Schedule 13D of IDT Investments, IDT and Howard S. Jonas filed August 21, 2000)

Exhibit 13 Limited Liability Company Agreement, dated as of October 19, 2001, of Net2Phone Holdings, by IDT D-U

Exhibit 14 Amended and Restated Limited Liability Company Agreement, dated as of October 19, 2001, of Net2Phone Holdings, by and among AT&T, ITelTech, IDT and IDT D-U

Exhibit 15 Second Amended and Restated Limited Liability Company Agreement, dated as of October 19, 2001, of Net2Phone Holdings, by and among AT&T, ITelTech, IDT, IDT D-U, IDT Investments, Liberty Media and LMC

Exhibit 16 Stockholders Agreement, dated as of May 13, 1999, by and among IDT, Clifford M. Sobel, Net2Phone and the additional investors listed on Schedule A thereto (incorporated by reference to Form S-1/A of Net2Phone filed June 20, 1999)

Exhibit 17 Joint Filing Agreement, dated as of October 24, 2001, by and between Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT, Howard S. Jonas, ITelTech and AT&T

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 24, 2001         NET2PHONE HOLDINGS, L.L.C.


                                 By: /s/ JOYCE J. MASON
                                     ----------------------------------------
                                     Name:  Joyce J. Mason
                                     Title: Manager

                                 IDT DOMESTIC-UNION, LLC


                                 By: IDT Domestic Telecom, Inc., its managing member


                                       By: /s/ MOTTI LICHTENSTEIN
                                           ------------------------------------
                                           Name:  Motti Lichtenstein
                                           Title: Chief Executive Officer

                                 IDT INVESTMENTS INC.


                                 By: /s/ ANTHONY S. DAVIDSON
                                     ------------------------------------------
                                       Name:  Anthony S. Davidson
                                       Title: Vice President & Chief Financial
                                                Officer

                                 IDT NEVADA HOLDINGS, INC.


                                 By: /s/ ANTHONY S. DAVIDSON
                                     ------------------------------------------
                                       Name:  Anthony S. Davidson
                                       Title: Vice President & Chief Financial
                                                Officer

                                 IDT DOMESTIC TELECOM, INC.


                                  By: /s/ MOTTI LICHTENSTEIN
                                      -----------------------------------------
                                      Name:  Motti Lichtenstein
                                      Title: Chief Executive Officer

                                 IDT TELECOM, INC.


                                  By: /s/ MOTTI LICHTENSTEIN
                                      -----------------------------------------
                                      Name:  Motti Lichtenstein
                                      Title: Chief Executive Officer

                                 IDT CORPORATION


                                 By: /s/ JAMES COURTER
                                     ------------------------------------------
                                       Name:  James A. Courter
                                       Title: Chief Executive Officer and Vice
                                                Chairman

                                 /s/ HOWARD S. JONAS
                                 ----------------------------------------------
                                 Howard S. Jonas

                                 ITELTECH, LLC


                                 By: /s/ ROBERT FEIT
                                     ------------------------------------------
                                       Name:  Robert Feit
                                       Title: President

                                 AT&T CORP.


                                 By: /s/ ROBERT FEIT
                                     ------------------------------------------
                                       Name:  Robert Feit
                                       Title: General Attorney and Assistant
                                                Secretary

                                  EXHIBIT INDEX


Exhibit No.    Description

Exhibit 1 Name, business address and principal occupation of each manager of Net2Phone Holdings

Exhibit 2 Name, business address and principal occupation of each manager of IDT D-U

Exhibit 3 Name, business address and principal occupation of each executive officer and director of IDT Investments

Exhibit 4 Name, business address and principal occupation of each executive officer and director of IDT Nevada

Exhibit 5 Name, business address and principal occupation of each executive officer and director of IDT D-T

Exhibit 6 Name, business address and principal occupation of each executive officer and director of IDT Telecom

Exhibit 7 Name, business address and principal occupation of each executive officer and director of IDT

Exhibit 8 Name, business address and principal occupation of each manager of ITelTech

Exhibit 9 Name, business address and principal occupation of each executive officer and director of AT&T

Exhibit 10 Subscription Agreement, dated as of August 11, 2000, by and between Net2Phone and AT&T (incorporated by reference to Schedule 13D of IDT Investments, IDT and Howard S. Jonas filed August 21,
               2000)

Exhibit 11 Stock Purchase Agreement, dated as of August 11, 2000, by and between AT&T, IDT and IDT Investments (incorporated by reference to Schedule 13D of IDT Investments, IDT and Howard S. Jonas filed August 21, 2000)

Exhibit 12 Voting Agreement, dated as of August 11, 2000, by and between ITelTech and IDT Investments (incorporated by reference to Schedule 13D of IDT Investments, IDT and Howard S. Jonas filed August 21, 2000)

Exhibit 13 Limited Liability Company Agreement, dated as of October 19, 2001, of Net2Phone Holdings, by IDT D-U

Exhibit 14 Amended and Restated Limited Liability Company Agreement, dated as of October 19, 2001, of Net2Phone Holdings, by and among AT&T, ITelTech, IDT and IDT D-U

Exhibit 15 Second Amended and Restated Limited Liability Company Agreement, dated as of October 19, 2001, of Net2Phone Holdings, by and among AT&T, ITelTech, IDT, IDT D-U, IDT Investments, Liberty Media and LMC

Exhibit 16 Stockholders Agreement, dated as of May 13, 1999, by and among IDT, Clifford M. Sobel, Net2Phone and the additional investors listed on Schedule A thereto (incorporated by reference to Form S-1/A of Net2Phone filed June 20, 1999)

Exhibit 17 Joint Filing Agreement, dated as of October 24, 2001, by and between Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT, Howard S. Jonas, ITelTech and AT&T